March 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Re:	Acceleration Request for Harden Technologies Inc.

Registration Statement on Form F-1

Filed February 14, 2023

File No. 333-269755

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Harden Technologies, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-269755) be accelerated by the Securities and Exchange Commission to 4:30 p.m., Eastern Time, on March 27, 2024 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Bradley A. Haneberg of Haneberg Hurlbert PLC at (804) 814-2209 and that such effectiveness also be confirmed in writing.

Sincerely,

/s/ Jiawen Miao
Jiawen Miao
Chief Executive Officer